EMS TECHNOLOGIES, INC. PO BOX 7700 NORCROSS, GA 30091.7700 TEL 770.263.9200 www.ems-t.com
July 9, 2009
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	SEC comment letter dated July 8, 2009 for EMS Technologies, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 16, 2009
File No. 0-6072
Ladies and Gentlemen:
This letter is in response to your request for additional information on items filed on Form 10-K for the fiscal year ended December 31, 2008 and in the Definitive Proxy Statement for the annual meeting of shareholders held on May 1, 2009 for EMS Technologies, Inc. The information requested is as follows:
Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-K
Compensation Discussion and Analysis, page 10
1. “We note your response to prior comment 6 from our letter dated June 9, 2009. We note that you have concluded that the actual performance targets are not material because of your other disclosures regarding the actual amount of the bonus paid, the extent to which the targets were achieved and the fact that the targets were based on the operating income of the division. While these disclosures are meaningful to investors, they do not affect the materiality of the threshold levels that must be reached for payment to each named executive officer. In future filings, disclose the threshold levels that must be reached for payment to each named executive officer. To the extent that these targets exclude various items not in the control of the divisional management, please provide additional disclosure with respect to the items excluded.”
As requested, in future filings, we will disclose the threshold levels that must have been reached for payment to each named executive officer, unless we conclude at that time that disclosure of such information as to particular named executive officers would result in competitive harm based on an analysis that complies with Instruction 4 to Item 402(b) and Question 118.04 in Regulation S-K Compliance and Disclosure Interpretations. If the disclosure is omitted as permitted based on that analysis, we will disclose how difficult it was for the executive or how

Response to SEC comment letter
(Continued)
July 9, 2009
likely it was for the Company to achieve the undisclosed performance targets or threshold levels as required by Instruction 4 to Item 402(b).

We believe that this response should satisfy your comment. In connection with this response, the Company acknowledges the following:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, EMS TECHNOLOGIES, INC.
/s/ Gary B. Shell
Gary B. Shell
Senior Vice President, Chief Financial Officer and Treasurer

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